Exhibit 99.1

Canaan Announces Significant Customer Order of 11,760 Bitcoin Mining Machines

BEIJING, China, April 22, 2021 (GLOBE NEWSWIRE) — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it entered into a contract to provide 11,760 bitcoin mining machines to Mawson Infrastructure Group Inc. (“Mawson”). Under the contract, Canaan will ship and install its A1246 ASIC AvalonMiners throughout 2021, adding a total of 1.05EH to Mawson’s global mining operations.

Headquartered in Sydney, Australia, Mawson is a global digital infrastructure provider publicly traded in the United States under the ticker symbol, WIZP. Mawson currently conducts its bitcoin mining operations in both the United States and Australia.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “Our contract with Mawson is a strong validation of our product quality, technology superiority, and supply reliability. We look forward to forging a long-term relationship with Mawson and supporting the growth of its bitcoin mining operations around the world.”

About Mawson Infrastructure Group Inc.

Mawson Infrastructure Group Inc. (“Mawson”) is a digital infrastructure provider with diversified operations across cryptocurrency mining and digital asset management. Headquartered in Sydney, Australia, and operating across the USA and Australia, Mawson’s mission is to build a bridge between the rapidly emerging digital asset industry and traditional capital markets, with a strong focus on shareholder returns. Mawson matches energy infrastructure with next-generation mobile data center solutions, enabling the proliferation of blockchain technology.

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China’s national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world’s first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the research and development of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

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